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                                                                    EXHIBIT 99.9



              FIRST ADDENDUM AND AMENDMENT TO EMPLOYMENT AGREEMENT
                                FOR ROY L. BLISS

     THIS FIRST ADDENDUM AND AMENDMENT TO EMPLOYMENT AGREEMENT FOR ROY L. BLISS (this "First Addendum") is entered into this ______ day of __________, 1996 by and between United Video Satellite Group, Inc., a Delaware corporation (the "Company"), and Roy L. Bliss ("Employee").

                                    RECITALS
                                    --------

     WHEREAS, Employee and the Company entered into an Employment Agreement dated November 16, 1993 (the "Existing Agreement"); and

     WHEREAS, subsequent thereto, Tele-Communications, Inc. ("TCI") and the Company have taken actions so that TCI may to acquire a voting interest in the Company of not less than 80% through a merger of a direct wholly owned subsidiary of TCI with and into the Company (the "Merger"); and

     WHEREAS, the Company and Employee desire to supplement and amend the terms and provisions of the Existing Agreement as hereinafter provided but not otherwise.

     NOW, THEREFORE, for and in consideration of the mutual covenants and conditions contained herein and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Company and Employee hereby agree as follows:

     1.   Compensation.

          (a) Section 3(a) of the Existing Agreement, entitled "Salary", is hereby amended to read in its entirety as follows:

               "Salary. For all services rendered by Employee hereunder, the Company shall pay Employee during the term of this agreement a base salary, payable semimonthly in arrears. Employee's existing base salary of $375,000 per annum as of December 31, 1995 shall be increased by 12.5% effective January 1, 1996, with annual increases of 12.5% on January 1 of each year in the two-year period thereafter, unless this agreement is sooner terminated in accordance with Section 5."

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          (b) Notwithstanding anything contained in Section 3(c) of the Existing
Agreement, entitled "Bonuses", the Company shall not be under any obligation to pay any bonuses to Employee or to maintain any bonus procedures, such matters being left to the sole discretion of the Compensation Committee of the Board following consultation with independent compensation consultants.

          (c) Section 3(d) of the Existing Agreement, entitled "Stock Options", is hereby amended to read in its entirety as follows:

               "Stock Options. All stock options held by Employee immediately prior to the Effective Time of the Merger shall vest 100% at the Effective Time of the Merger. Employee may also be granted stock options and other equity incentives by the Company from time to time following the Merger . Nothing in this Agreement shall require the Company to establish an equity incentive program or confer on Employee any right to receive any stock option or other equity incentive. If Employee's employment is terminated by the Company without cause, all stock options granted by the Company to Employee shall immediately vest and become fully exercisable."

     2. Term. Section 4 of the Existing Agreement, entitled "Term", is hereby amended to read in its entirety as follows:

               "Term. Unless sooner terminated in accordance with Section 5, this Agreement shall terminate on the third anniversary of the date of the Closing (as that term is defined in the Agreement and Plan of Merger dated July 10, 1995 (the "Merger Agreement")). Termination of this agreement under this Section 4 shall not of itself constitute termination of Employee's employment by the Company. Sections 6, 7, 8 and 9 shall remain in full force and effect for the periods specified in such Sections notwithstanding any termination of this agreement."

     3.   Early Termination.

          (a) The last sentence of Section 5(b) of the Existing Agreement, entitled "Disability", is hereby amended to read in its entirety as follows:

          "If this agreement is terminated under this Section 5(b), Employee shall continue to receive his base salary through the date that is 12 months after such termination."

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          (b) Clause (iii) of the last sentence of Section 5(e) of the Existing
Agreement, entitled "Without Cause", is hereby amended to read in its entirety as follows:

          "(iii)  any additional compensation due under Section 8."

          (c) The last sentence of Section 5(f) of the Existing Agreement, entitled "By Employee", is hereby amended to read in its entirety as follows:

          "Such resignation shall have the same effect under this agreement as a termination of this agreement by the Company for cause, i.e., Employee's rights hereunder shall cease immediately upon such termination, provided, however, Employee shall not lose any stock options that have theretofore become vested as provided for in Section 3(d)."

     4. Certain Severance. Section 7(d) of the Existing Agreement, entitled "Compensation", is hereby deleted in its entirety; a new Section 8 as set forth below is hereby added to the Existing Agreement, and existing Sections 8 through 16 are hereby renumbered 9 through 17.

          "8. Certain Additional Severance. If this Agreement is terminated under Section 5(e), the Company shall pay to Employee, on a semimonthly basis in arrears, an amount equal to one-half of his then applicable base salary under Section 3(a) until the earlier of (i) three years after termination of this Agreement or (ii) the date on which he commences full-time employment or work as a full-time consultant. Any payment of severance or benefits to Employee under
          Section 5(e) with respect to any period shall satisfy and reduce the Company's payment obligation under this Section 8 for that period. The right to payments pursuant to this Section 8 shall cease immediately in the event of a breach by Employee of any of his covenants made in
          Section 7."

     5. Effective Date. The effective date of this First Addendum shall be the date of the Closing of the Merger.

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     7.   Conflict.  In the event of a conflict between the terms of this First
Addendum and the Existing Agreement, this First Addendum shall control.

     IN WITNESS WHEREOF, the parties hereto have caused this First Addendum to be executed as of the date first above written.

                                    UNITED VIDEO SATELLITE GROUP,
                                    INC., a Delaware corporation

                                    By:
                                       -------------------------------
                                    Name:
                                    Title:


                                    ROY L. BLISS-EMPLOYEE


                                    ----------------------------------
                                    Roy L. Bliss

















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